UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number: 000-21295
                            CUSIP Number: 36242E 10 1

                           NOTIFICATION OF LATE FILING

|X|Form 10-KSB   |_|Form 20-F   |_|Form 11-K   |_|Form 10-QSB   |_|Form N-SAR

For Period Ended:  December 31, 2004


[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


                                     PART I
                             REGISTRANT INFORMATION

              Full name of registrant: GVI Security Solutions, Inc.
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                           Former name if applicable:

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           Address of principal executive office (Street and number):
                       2801 Trade Center Drive - Suite 120
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                            City, state and zip code
                             Carrollton, Texas 75007
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

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |     (a) The reasons described in reasonable detail in Part III of this
      |     form could not be eliminated without unreasonable effort or expense;
      |
      |     (b) The subject annual report, semi-annual report, transition report
[X]   |     on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
      |     filed on or before the 15th calendar day following the prescribed
      |     due date; or the subject quarterly report or transition report on
      |     Form 10-QSB, or portion thereof will be filed on or before the fifth
      |     calendar day following the prescribed due date; and
      |
      |     (c) The accountant's statement or other exhibit required by Rule
      |     12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

      The Registrant's Form 10-KSB for the year ended December 31, 2004 could not be filed within the prescribed time period because certain information and data relating to and necessary for the accurate completion of Registrant's audited financial statements could not be obtained by the Registrant within such time period without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

                 Nazzareno Paciotti     (972) 245-7353 x2416

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant had no active operations or revenues during fiscal 2003, and had a net loss of approximately $(141,000) in such period. GVI Security, Inc., the predecessor business of the Registrant acquired by merger on February 20, 2004, had net income of approximately $1,257,000 in fiscal 2003 on revenues of approximately $56,336,000. As a result of the merger, the pre-merger financial statements of GVI Security, Inc. are the Registrant's historical financial statements. The Registrant expects to report revenues of approximately $66,200,000, and a net loss of approximately $(7,000,000) for fiscal 2004. The net loss is primarily attributable to the following:

      o A sales concession of approximately $800,000 granted by the Registrant in the fourth quarter to a large retailer as a result of the retailer's difficulty in selling Registrant's products. These products had been sold to the retailer in the fourth quarter.

      o The establishment of a reserve of approximately $650,000 in the fourth quarter in connection with slow-moving inventory.

      o A fourth-quarter write-down of inventory in the amount of approximately $800,000 to reflect the net realizable value of that inventory. The write-down was primarily attributable to inventory that had been returned to Registrant by retailers and would be required to be resold as "refurbished" products.

      o Fourth quarter costs resulting from the repurchase by Registrant at a loss of inventory that had been sold to distributors to the retail channel. Registrant was required to repurchase this inventory as a result of entering into an exclusive distribution arrangement with a distributor to the retail channel, which precluded the sale of Registrant's products to the retail channel by other distributors. The loss was partially offset by Registrant's subsequent sale of a portion of the repurchased products to the exclusive distributor.

      o Reduced sales in the fourth quarter of a particular product to the professional channel that would have otherwise generated high gross margins for the Registrant relative to sales of products to the retail channel. Registrant was unable to sell this product during portions of the fourth quarter as a result of the defectiveness of such product. The manufacturer corrected the defect and Registrant was able to continue selling the product at the beginning of the first quarter of 2005.

      o Public company costs and increased administrative, accounting, finance and legal costs following the merger in February 2004, and costs relating to the expansion of Registrant's business into the integrated securities solutions market.

                          GVI SECURITY SOLUTIONS, INC.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



     April 1, 2005                             /s/ Nazzareno Paciotti
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          Date                       Nazzareno Paciotti, Chief Executive Officer
                                             and Chief Financial Officer